January 30, 2025

Michael Duffy
Senior Vice President, Chief Accounting and Risk Officer
Hilton Worldwide Holdings Inc.
7930 Jones Branch Drive, Suite 1100
McLean, VA 22102

       Re: Hilton Worldwide Holdings Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-36243
Dear Michael Duffy:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction